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                                                                    Exhibit 99.b

Exhibit 2000.B - 2000 Buyco, Inc. U-3A-2

EXHIBIT 2000.B: FINANCIAL DATA SCHEDULE
(in thousands of dollars)

     Item No.       Caption Heading                           Value
         1          Total Assets                             166,646
         2          Total Operating Revenues                 239,874
         3          Net Income                                 5,682